

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 20, 2011

DIVISION OF
INVESTMENT MANAGEMENT

Colleen B. Meyer, Esq.
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111

Re: Babson Capital Global Floating Rate & Income Fund
File Numbers: 333-174430 and 811-22562

Dear Ms. Meyer:

We have reviewed the registration statement filed on Form N-2 by Babson Capital Global Floating Rate & Income Fund (the "Fund") on May 23, 2011 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act").

The Fund's primary investment objective is to seek as high a level of current income as Babson Capital Management LLC (the "Manager") determines is consistent with capital preservation. The Fund seeks capital appreciation as a secondary investment objective when consistent with its primary investment objective. The Fund will invest at least 80% of its managed assets in secured loans, secured bonds or other income-producing instruments, including floating rate instruments. The Fund expects to invest primarily in first and second lien secured loans and secured bonds of North American and Western European corporate issuers that are of below investment grade quality ("junk bonds").

The captions we use below correspond to the captions the Fund uses in its registration statement. You should consider a comment made with respect to one section, however, to apply to similar disclosure elsewhere in the registration statement. We have the following comments.

General

1.   We note that material portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff, or on exhibits added in any pre-effective amendments.

Cover Page

2.   In light of the Fund's name, please revise the 80% policy in the "Principal Investments" section to apply to floating rate obligations. This comment also applies to the disclosure on page 1 in the "Portfolio Management Strategies" section.

3.   Note (2) to the pricing table states "[t]he Manager (and not the Fund) has agreed to pay from its own assets a [•] fee to [•].... That fee is not reflected in the table above." Please disclose whether this payment is made to all underwriters or only certain qualifying underwriters.   Please inform the staff whether FINRA has specifically approved the terms of the underwriting arrangement (including the discounting methodology discussed on page 47 of the prospectus), and whether it has taken a position as to whether this fee should be included in the disclosed underwriting fees. Please disclose the aggregate dollar amount of the contracts and the value as a percentage of the offering price.

4.   Footnote (3) to the pricing table generally states that the Manager will pay some unknown portion of the Fund's organizational cost and offering costs (other than the sales load). Please include in the footnote an estimate of the offering and organizational costs expected to be paid by the Adviser, both in dollars and per share amounts.

5.   The last two sentences the section captioned "Portfolio Contents" states that the Fund is not limited in the types of derivatives it may use and that its "derivatives use will consist primarily of credit default swaps and foreign currency forward contracts and futures." Pages 10 and 20 of the prospectus have some derivatives disclosure, and pages 18-30 of the Fund's Statement of Additional Information ("SAI") provides additional disclosure about derivatives, and also identifies other derivatives.   The Division of Investment Management has recently made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010[1]. Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

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[1]   See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

6.   In light of the Fund's apparent extensive use of derivatives, disclose in the SAI that the Fund will at all times appropriately segregate assets for such derivative exposure in accordance with the principles contained in Investment Company Act Release No. 10666 (April 18, 1979), related SEC staff positions, and applicable SEC no-action letters.

7.   The Fund should comply with Item 2.1 of Form N-2 regarding the trading information. Please keep the staff current on the status of the Fund's exchange listing on the NYSE.

Page 1

8.   The section captioned "Portfolio Management Strategies" discusses "inefficiencies between geographies". Please explain in the prospectus specifically what is meant by this phrase and how it ties to the Fund's investment objective. In addition, since the Fund uses the term "Global" in its name, the prospectus must also disclose a policy that states the Fund will have at least 40% of its assets invested globally (*i.e.*, outside of the United States).

9.   The last paragraph on this page discusses credit default swaps (CDS). This discussion <u>only</u> identifies the Fund as a buyer of protection or insurance with respect to CDS, and describes the Fund's obligation only in terms of a series of periodic payments. We note that page 20 of the prospectus identifies the Fund as the seller or writer of a CDS.   We also note that the first full paragraph on page 28 of the SAI states, "[t]he Fund may have exposure to credit default swaps through investments in credit-linked trust certificates. In connection with such investments, the Fund would be in the position of a seller of a credit default swap contract because the trust that issues the certificates would be selling one or more credit default swap contracts. The seller of a credit default swap contract is required to pay the par (or other agreed-upon) value of a referenced debt obligation to the counterparty in the event of a default or similar triggering event by a third party, such as a U.S. or foreign corporate issuer, on the debt obligation." There is further disclosure on page 29 in the SAI that the Fund would be a seller or writer of conventional CDS protection or insurance, and as such the Fund would effectively add leverage to its portfolio because the Fund would be subject to investment exposure on the notional amount of the swap

Thus, the prospectus is ambiguous as to what the Fund's position and risk exposure will be with respect to selling/writing CDS protection or insurance. Please clarify the prospectus disclosure in this regard. We note that the Fund's use of credit-linked trust certificates may require prospectus disclosure and explanation as it appears these may pose additional risks. If the Fund will write or sell CDS protection or insurance or obtain similar exposure through credit-linked trust certificates, please disclose that the Fund will segregate liquid assets based on the notional amount.

Page 2

10. Please explain to the staff the first sentence of the second paragraph. Are there companies with strong management teams and solid business positions in stable industries that have junk bond ratings (*e.g.*, speculative characteristic with respect to capacity to pay interest and to repay principal)?

Page 3

11. Since the Fund's primary investment objective is to seek as high a level of current income as the "Manager determines is consistent with capital preservation", why would the Fund purchase non-performing securities (*e.g.*, default securities)? This practice appears to cause the Fund to prioritize capital appreciation over income in seeking its investment objective.

Page 4

12. Disclose the fee paid by the Manager to Babson Capital U.K. (the "Subadviser").

Page 5

13. In the "Distributions" section, disclose that the Fund does not expect a significant portion of its distributions to be derived from qualified dividend income. Thus, disclose that much of the Fund's income distributions will likely be taxed at ordinary income rates.

14. The second last paragraph of the "Distributions" section states that "the amount by which the Fund's total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of the Common Shareholder's basis in his or her shares, with any amounts exceeding such basis treated as reducing the Common Shareholder's basis in his or her shares". This statement is confusing. If

distributions exceed the shareholder's basis in their shares, might such excess be a taxable event or deemed sale? Please explain and or revise the disclosure accordingly.

15.   In the last paragraph of the "Distributions" section, please disclose that reinvestment has no effect on the tax treatment of shareholder distributions.

16.   The last paragraph states that net asset value ("NAV") will be reduced immediately following the offering by the sales load and the amount of organizational and offering expenses paid by the Fund. The disclosure makes it appear as if the Fund actually pays the sales load. We suggest the Fund more clearly communicate the impact of the sales load as it applies to a shareholder's investment.

17.   Confirm to the staff that all organizational costs are expensed as incurred. <u>See</u> FASB ASC 720-15-25-1[2].

Page 7

18.   Please explain to the staff the fifth sentence of the last paragraph. Disclose the impact, if any, of loan terms that restrict their transferability without borrower consent when the loan is non-performing. Please explain to the staff the details of how such securities are fair valued, and expand the Fund's fair value discussion accordingly.

19.   Please disclose the estimated frequency of interest rate adjustments on the securities in which the Fund intends to invest. Please disclose the risks to shareholders, if any, of interest rate adjustments on portfolio securities that lag general interest rate movements.

Page 8

20.   Disclose that the Manager intends to manage the Fund so as to avoid the liabilities and legal difficulties outlined in the first paragraph regarding companies in workout modes or under statutory bankruptcy protection.

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[2] FASB ASC 720-15-25-1 provides that "[c]osts of start-up activities, including organization costs, shall be expensed as incurred".

21.   The last sentence of the fifth paragraph states that the Manager and the Subadviser may not perform independent credit analyses of selling institutions. Please explain to the staff in your response letter and disclose in the prospectus how the Manager will determine which participations and associated credit risks are suitable for acquisition by the Fund, absent some form of independent credit analyses.

Page 9

22.   Please revise the "Interest Rate Risk" section to add the substance of the first sentence of the last paragraph on page 7.

23.   Delete the phrase "may expose" and substitute the word "exposes" in the third sentence of the first paragraph in the "Leverage Risk" section.

24.   In the "Leverage Risk" section disclose that the management fee structure and the calculation of the fee using managed assets gives the Manager an incentive to leverage the Fund when it may be unwise to do so, or an incentive to not deleverage the Fund when it would otherwise be appropriate to do so. Disclose how the Board will monitor this conflict of interest.

25.   Disclose in the "Leverage Risk" section that the Fund does not have a current intention to issue preferred shares, consistent with the disclosure on page 36 of the SAI.

Page 12

26.   The Fund intends to leverage. Therefore, please delete footnote 5 and the reference to it in the first paragraph, as well as the second line in the example.

27.   We note that short sales are identified on page 24 as a potential investment strategy. Please confirm that the Fund has estimated dividends to be paid on short sales during the coming year and included such expenses in the fee table. The Fund should revise the disclosure accordingly. Will the value of the collateral deposited with the lender always be greater than the value of the securities sold short? If the Fund does not intend to engage in short sales, the disclosure on page 24 should be removed.

28.   Please provide a footnote explaining how the managed assets calculation for the Manager's fee is applied to net assets attributable to common shares, and why the calculation is made (*e.g.,* only common shareholders pay Fund expenses).

Page 14

29.   Since the Fund invests extensively in global junk bonds, and it uses derivatives and leverage extensively, please state with specificity the suitability requirements for prospective investors. Please caution that investors seeking income should also be aware of the significant risks of loss. The Fund's cover page should boldly disclose the risks of investing in derivatives.

Page 17

30.   Insert the word "unaffiliated" before the word "entities" in the first sentence of the first paragraph. If the entities may be brokers, please expand the disclosure accordingly.

Page 20

31.   In the section captioned "Zero-Coupon Bonds, Step-Ups, and Payment-in-Kind Securities" in the prospectus, disclose that to the extent these instrument do not amortize principal, at maturity, repayment may also be dependent on the ability of the borrower to refinance the face amount of the debt. Disclose the conditions that must be met for the Fund to accrue periodic income on these securities.

Page 24

32.   If the accounting treatment for the securities lending by the Fund will be as a secured borrowing, please note the disclosure accordingly.

Page 35

33.   Disclose that Fund's fair value policies and procedures are in writing. Please expand the Fund's fair value discussion commensurate with its potential investment in Level 3 portfolio securities.

Page 46

34. Please specifically identify the shareholder support services and the information, studies, or reports that will be provided, as discussed in the second full paragraph.

Statement of Additional Information

35. If any derivative instrument identified in the SAI will place 5% or more of the Fund's assets at risk, the derivative should be identified and explained in the prospectus.

Page 33

36. We note that the fee table does not contain an "Acquired Fund Fees and Expenses" ("AFFE") line item. Confirm to the staff that the Fund will not make such investments during the next year in an amount that would trigger separate AFFE fee table disclosure. If this amount would be less than one basis point, confirm that it is included in "Other Expenses".

Page 47

37. Revise the second sentence on fundamental policy 3 to remove the typographical error.

Page 66

38. Provide disclosure in the third paragraph that there is no assurance that the Board or Trustees will decide to convert the Fund to an open-end investment company.

Closing

39. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the 1933 Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment

40. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

<center>* * * * * *</center>

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant